

April 5, 2013

Via E-mail
Louis S. Haddad
President and Chief Executive Officer
Armada Hoffler Properties, Inc.
222 Central Park Avenue, Suite 2100
Virginia Beach, Virginia 23462

> **Re:** **Armada Hoffler Properties, Inc.**
> **Registration Statement on Form S-11**
> **Filed March 26, 2013**
> **File No. 333-187513**

Dear Mr. Haddad:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 25

1.   We note that your lender has waived a financial covenant default on the Two Columbus loan until December 31, 2013. Please include a risk factor regarding this loan or tell us why you do not believe it is material.

Dilution, page 70

2.   We note your response to comment 16. Please include the relative contribution disclosure of Item 506 of Regulation S-K based on the cash/book value of contributions made in the formation transactions.

Distribution Policy, page 72

3.   We note that you have assumed a historical retention rate for lease renewals in footnote 9. Please revise the last sentence of the first paragraph of this section where it suggests you have assumed no lease renewals.

4.   We note your responses to our prior comments ten and eleven. We are unable to agree with your conclusion that there is a reasonable basis to include your general contracting and real estate services profit in your estimated cash available for distribution. Please revise your disclosure to remove your general contracting and real estate services operations from your calculation of cash available for distribution.

Management's Discussion and Analysis .., page 74

Liquidity and Capital Resources, page 98

5.   We note your response to comment number twenty five. Please expand your disclosure to address the waiver obtained for the financial covenant default through December 31, 2013 relating to your Two Columbus property.

Unaudited Pro Forma Financial Statements

For the Year Ended December 31, 2012

6.   We note your response to comment number twenty nine. Please provide us with a more detailed analysis supporting your conclusion that all but two of the predecessor entities were under the common control of Mr. Hoffler prior to and up until the completion of the common control transactions. In your response, please address the following:

- Please provide us with your analysis supporting the conclusions that Mr. Hoffler is the primary beneficiary for those VIEs that do not have sufficient equity at risk and for those that do not meet the power criteria in ASC Topic 810-10-15-14(b). In addressing those VIES that do not meet the power criteria in ASC Topic 810-10-15-14(b) please include a detailed description of the voting interests of both Mr. Hoffler and the other partners.

- For those VOEs which "Mr. Hoffler holds majority voting rights", please confirm for us, if true, that Mr. Hoffler holds a more than 50% voting ownership interest in each entity

- For those entities that are controlled by a managing member or general partner tell us how you concluded that Mr. Hoffler controls the managing member or general partner.

Consolidated Pro Forma Income Statement, page F-4

2. Adjustments to the Pro Forma Consolidated Statements of Operations

Footnote GG, page F-8

7.   We note your response to our prior comment thirty one. Please clarify for us how you determined that items such as insurance or transfer agent quotes and proposed restricted stock awards are factually supportable.

Signatures, page II-4

8.   Please file Rule 438 consents for all your proposed directors.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Louis S. Haddad
Armada Hoffler Properties, Inc.
April 5, 2013
Page 4

   You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856 or Robert Telewicz, Staff Accountant, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or me at (202) 551-3852 with any other questions.

        Sincerely,

        /s/ Michael McTiernan

        Michael McTiernan
        Assistant Director